UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132) and on Form F-1, as amended (File No. 333-266050), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Releases.

On September 18, 2023, Evaxion Biotech A/S (the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, announced the initiation of a novel pipeline program, EVX-B3, an AI-designed vaccine candidate against an undisclosed bacterial pathogen. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On September 20, 2023, Evaxion Biotech A/S (the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, announced a collaboration with Afrigen Biologics (Afrigen). A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

Exhibit No.	Description
99.1	Press Release dated September 18, 2023.
99.2	Press Release dated September 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: September 27, 2023	By:	/s/ Sabine Mølleskov
Sabine Mølleskov
VP Investor Relations